UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: October 24, 2003
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 5. Other Events and Regulation FD Disclosure

On October 24, 2003, WPS Resources reported that a definitive agreement was signed to sell the Sunbury Generating Station to Duquesne Power, L.P., a subsidiary of Duquesne Light Holdings located in Pennsylvania. For further information, see the News Release filed herewith as Exhibit 99-1 which is incorporated herein by reference.

Item 7.   Financial Statements and Exhibits.

      (a)   Not applicable.

      (b)   Not applicable.

      (c)   Exhibits. The following exhibit is being filed herewith:

            99.1   News Release dated October 24, 2003 regarding WPS Resources agrees to sell Sunbury Generating Station

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Barth J. Wolf
    Barth J. Wolf
    Secretary
    and Manager-Legal Services

Date: October 27, 2003

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated October 24, 2003

**Exhibit
Number**

99.1   News Release dated October 24, 2003 regarding WPS Resources agrees to sell Sunbury
Generating Station